Exhibit 99.2

LR-BAYSHORE 1, LLC

Financial Statements

December 31, 2017

 LR-BAYSHORE 1, LLC

Independent Auditor’s Report

To the Members
LR-Bayshore 1, LLC
Bay Shore, New York

We have audited the accompanying financial statements of LR-Bayshore 1, LLC, which comprise the balance sheet as of December 31, 2017, and the related statements of operations, members’ equity, and cash flows for the period January 4, 2017, to December 31, 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LR-Bayshore 1, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period January 4, 2017, to December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Memphis, Tennessee
February 26, 2018

 LR-BAYSHORE 1, LLC

Balance Sheet	December 31, 2017

ASSETS

Current assets
Cash and cash equivalents	$46,701
Accounts receivable	1,868
Prepaid expenses	168,544

Total current assets	217,113

Real estate facilities, net	15,547,598

Total assets	$15,764,711

LIABILITIES AND MEMBERS' EQUITY

Current liabilities
Accounts payable	$23,114
Prepaid rents	11,262

Total current liabilities	34,376

Notes payable
Land acquisition note	6,808,466
Construction note	5,196,444
Project note	2,692,723

Total liabilities	14,732,009

Members' equity	1,032,702

Total liabilities and members' equity	$15,764,711

See accompanying notes to the financial statements.

 LR-BAYSHORE 1, LLC

Statement of Operations	For the period January 4, 2017, to December 31, 2017

Revenues
Self-storage facilities	$12,907
Ancillary operations	2,760

Total revenues	15,667

Operating expenses
Self-storage cost of operations	125,878
Depreciation	94,194
General and administrative	33,874

Total operating expenses	253,946

Operating loss	(238,279)

Interest expense	256,719
Non-capital loan acquisition expenses	263,059

Net loss	$(758,057)

See accompanying notes to the financial statements.

 LR-BAYSHORE 1, LLC

Statement of Members’ Equity	For the period January 4, 2017, to December 31, 2017

	Class A		Class B
	Units	Amount	Units	Amount	Total

Members' equity at January 4, 2017	100	$2,698,951	1	$-	$2,698,951

Distributions	-	(908,192)	-	-	(908,192)

Net loss	-	(379,787)	-	(378,270)	(758,057)

Members' equity (deficit) at December 31, 2017	100	$1,410,972	1	$(378,270)	$1,032,702

See accompanying notes to the financial statements.

 LR-BAYSHORE 1, LLC

Statement of Cash Flows	For the period January 4, 2017, to December 31, 2017

Operating activities:
Net loss	$(758,057)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	94,194
Amortization of loan costs	8,793
Interest expense capitalized to notes payable	247,924
Change in operating assets and liabilities:
Accounts receivable	(1,868)
Prepaid expenses	(155,814)
Accounts payable	(22,591)
Prepaid rent	11,262

Net cash used in operating activities	(576,157)

Investing activities:
Construction of real estate facilities	(6,255,582)

Net cash investing activities	(6,255,582)

Financing activities:
Proceeds from issuance of notes payable	8,032,833
Member distributions	(908,192)
Payment of debt issuance costs	(250,168)

Net cash provided by financing activities	6,874,473

Net increase in cash and cash equivalents	42,734

Cash and cash equivalents, beginning of year	3,967

Cash and cash equivalents, end of year	$46,701

Supplemental Disclosure of Noncash Investing and Financing Activities

Repayment of existing debts with proceeds of new notes payable directly by lender	$6,132,492
Interest capitalized to real estate facilities funded by note payable	500,361
Amortization of loan costs capitalized to real estate facilities	25,398

See accompanying notes to the financial statements.

  LR-BAYSHORE 1, LLC

Notes to the Financial Statements	December 31, 2017

Note 1 – Organization and Business Activity

LR-Bayshore 1, LLC (the "Company"), a Delaware limited liability company, was formed on August 14, 2015.  The Company operates 1,194 self-storage units in Bay Shore, New York (the “Project”).  LR-Bayshore 1, LLC was established to acquire, develop, and construct a self-storage facility for the purpose of obtaining rental income and long-term appreciation.  The self-storage facility offers space for lease, generally on a month-to-month basis, for personal and business use, ancillary activities such as merchandise sales, and tenant reinsurance to the tenants at its self-storage facility.

The Company operates under an Amended and Restated Limited Liability Company Agreement effective December 30, 2016.  Upon funding of the Company’s debt (see Note 4) on January 4, 2017, Jernigan Capital Operating Company, LLC, a Delaware limited liability company, was admitted as the minority owner (see Note 5).  Accordingly, the period ending December 31, 2017, begins on January 4, 2017, for purposes of these financial statements.  The balance sheet immediate preceding the funding consisted of the following:

Cash	$3,967
Prepaid expenses	12,730
Real estate facilities	8,860,451

Total assets	$8,877,148

Accounts payable	$45,705
Notes payable	6,132,492
Member's equity	2,698,951

Total liability and member's equity	$8,877,148

 Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are presented on an accrual basis in accordance with U.S. generally accepted accounting principles (“GAAP”) as defined in the Financial Accounting Standards Board Accounting Standards Codification (the “Codification”).

Cash Equivalents

All highly liquid investments purchased with an initial maturity of less than three months are considered cash equivalents.

Real Estate Facilities

Real estate facilities are recorded at cost.  All costs incurred to develop, construct, renovate and improve facilities, including interest and property taxes incurred during the construction period are capitalized.  No provision for depreciation is made on construction in progress until the relevant assets are completed and put into use.  Transaction costs associated with acquisitions or dispositions of real estate, as well as repairs and maintenance costs, are expensed as incurred.  Buildings and improvements are depreciated on a straight-line basis over estimated useful lives ranging generally between 5 to 39 years.

  LR-BAYSHORE 1, LLC

Notes to the Financial Statements	December 31, 2017

Note 2 – Summary of Significant Accounting Policies (continued)

 Revenue and Expense Recognition

Revenues from self-storage facilities, which is primarily composed of rental income earned pursuant to month-to-month leases for storage space, as well as associated late charges and administrative fees, are recognized as earned.  Promotional discounts reduce rental income over the promotional period, which is generally one month.  Ancillary revenues and interest and other income are recognized when earned.

The Company accrues for property tax expense based upon actual amounts billed and, in some circumstances, estimates when bills or assessments have not been received from the taxing authorities.  Cost of operations, general and administrative expense, interest expense, as well as advertising expenditures are expensed as incurred.

Amortization of Debt Issuance Costs

The costs incurred in conjunction with long-term debt financing arrangements are recorded as a direct deduction from the carrying value of the associated debt and are amortized into interest expense over the life of the debt commitment using the effective interest rate method.  Amortization for the period January 4, 2017, to December 31, 2017, was $34,191, of which, $25,398 and $8,793 was capitalized to rental facilities and expensed as interest, respectively.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company’s taxable income or loss is allocated to its members in accordance with their respective percentage ownership.  Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Based on the evaluation of the Company’s tax positions, management believes that all positions taken would more likely than not be upheld under examination.  Therefore, no provision for the effects of uncertain tax positions has been recorded for the period January 4, 2017, to December 31, 2017.  The Company identifies its major tax jurisdictions as U.S. federal and New York and Delaware state jurisdictions.  The Company is not currently under tax examination.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 26, 2018, the date the financial statements were available to be issued.

  LR-BAYSHORE 1, LLC

Notes to the Financial Statements	December 31, 2017

Note 3 – Real Estate Facilities

As of December 31, 2017, real estate facilities consisted of the following:

Land	$999,151
Buildings	14,635,068
Furniture and fixtures	7,573

Total real estate facilities	15,641,792
Accumulated depreciation	(94,194)

Real estate facilities, net	$15,547,598

Depreciation expense for the period	$94,194

 On January 4, 2017, LR-Bayshore 1, LLC refinanced the purchase of 3.82 acres for the development and construction of a self-storage facility in Bay Shore, New York.  The 1,182-unit facility was completed and put in service on September 29, 2017.  During the period January 4, 2017, to December 31, 2017, the Company capitalized $525,759 in interest cost (including the $25,398 of debt issuance costs capitalized) incurred on funds used to construct real estate facilities.

The Company has estimated the allocation of costs to each category of real estate facilities based on management’s knowledge of the property, property tax allocations, construction invoices, and pro rata allocation methods.  The Project is currently undergoing a cost segregation study on the final cost of construction.  Therefore, it is reasonably possible that these allocations could change in the near future, and those changes could be material.

Note 4 – Long-Term Debt

On December 30, 2016, LR-Bayshore 1, LLC entered into promissory notes with Jernigan Capital Operating Company, LLC, Class B member of LR-Bayshore 1, LLC (see Note 5), in the amounts of $6,908,514, $5,918,360, and $3,289,686, referred to as the Land Acquisition Note, Construction Note, and Project Note, respectively.  Each note requires monthly installments of interest at 6.9% per annum through maturity on December 30, 2022, at which time any outstanding balance will be due and payable in full.  The face value of the notes was reduced by $250,168 in debt issuance costs, allocated on a pro rata basis to each loan, resulting in an effective interest rate on the notes of approximately 7.2%.

The loans are secured by the real estate facilities, assignment of leases and rents, guaranties of recourse obligations and completion executed by certain members of the Class A member (see Note 5), jointly and severally, environmental compliance and indemnification agreement, and assignment of construction documents.

Land Acquisition Note

The Land Acquisition Note was funded in full on January 4, 2017, to refinance the land and existing structure.

As of December 31, 2017, the value of the loan was recorded as follows:

Principal amount	$6,908,514
Unamortized loan costs	(100,048)

Land acquisition note	$6,808,466

LR-BAYSHORE 1, LLC

Notes to the Financial Statements	December 31, 2017

 Note 4 – Long-Term Debt (continued)

Construction Note

Funding for the Construction Note occurred throughout the period January 4, 2017, to December 31, 2017, as a result of monthly draws to pay construction contractors for work performed and to fund interest costs.

As of December 31, 2017, the value of the loan was recorded as follows:

Principal amount	$5,272,804
Unamortized loan costs	(76,360)

Construction note	$5,196,444

Project Note

Funding for the Project Note occurred throughout the period January 4, 2017, to December 31, 2017, as a result of monthly draws to pay other construction related amounts and operating expenses of the Project and to fund interest costs.

As of December 31, 2017, the value of the loan was recorded as follows:

Principal amount	$2,732,292
Unamortized loan costs	(39,569)

Project note	$2,692,723

Note 5 – Members’ Equity

The Company has two classes of membership, Class A and Class B.  Class A membership units retain all voting rights while both Class A membership units and Class B membership units have interests in profits and losses and cash flows of the Company.  As of December 31, 2017, the majority member held 100 Class A units and the minority member, and lender (see Note 4), held 1 Class B unit.

Cash flows are to be distributed to members with the following priority:

1)

To the Class A member in an amount equal to 6.9% (“Class A Return”) of the Class A member’s equity investment, taking into account all distributions and allocation of losses to the Class A member, for the immediately preceding period;

2)	To the Class A member, an amount equal to any accrued, but unpaid Class A Return for prior periods;

3)	Any remaining cash flows shall be distributed 49.9% to the Class B member and 50.1% to the Class A member.

LR-BAYSHORE 1, LLC

Notes to the Financial Statements	December 31, 2017

Note 5 – Members’ Equity (continued)

Capital proceeds from the sale or any refinancing of LR-Bayshore 1, LLC, or the real estate facilities, shall be distributed to the members with the following priority:

1)	The amount of any current Class A Return for the immediately preceding period shall be distributed to the Class A member;

2)	The amount of any accrued, but unpaid Class A Return for prior periods shall be distributed to the Class A member;

3)	The amount of any unreturned Class A equity investment shall be distributed to the Class A member; and

4)	Any remaining amount shall be distributed 49.9% to the Class B member and 50.1% to the Class A member.

As of December 31, 2017, the cumulative, unpaid Class A Return was $122,547.

Note 6 – Management Agreement

The Project is managed by CubeSmart Asset Management, LLC, an unaffiliated entity, for a fee equal to the greater of 5% of gross revenues or $2,500 per month.  Management fees incurred were $7,583 for the period January 4, 2017, to December 31, 2017.

Note 7 – Related Party Transactions

LR-Bayshore 1, LLC entered into promissory notes with Jernigan Capital Operating Company, LLC (see Note 4), Class B member of the Company (see Note 5).  For the period January 4, 2017, to December 31, 2017, the Company incurred interest on these notes totaling $748,285, of which $170,308 and $577,977 were added to the outstanding balances of the Construction Note and Project Note, respectively.

During the period January 4, 2017, to December 31, 2017, the Company paid development fees to Los Robles Capital Management, LLC, Class A member of the Company (see Note 5), of $455,184.  These fees were capitalized as costs to construct the real estate facilities.